EXHIBIT 12

ONEOK, Inc.

Computation of Ratio of Earnings to Combined Fixed Charges

and Preferred Stock Dividend Requirements

	Years Ended December 31,
(Unaudited)	2007		2006		2005		2004		2003
	(Thousands of dollars)
Fixed Charges, as defined
Interest on long-term debt	$249,925		$233,152		$117,365		$79,318		$88,575
Other interest	16,115		4,493		27,031		5,239		5,873
Amortization of debt discount and expense	5,710		4,115		3,935		3,713		4,977
Interest on lease agreements	37,448		12,738		20,781		21,638		21,323
Total Fixed Charges	309,198		254,498		169,112		109,908		120,748
Preferred dividend requirements	-		-		-		-		37,536
Total fixed charges and preferred dividend requirements	$309,198		$254,498		$169,112		$109,908		$158,284

Earnings before income taxes and income from equity investees	$681,169		$747,950		$647,308		$314,714		$331,053
Total fixed charges	309,198		254,498		169,112		109,908		120,748
Earnings available for combined fixed charges and preferred stock dividend requirements	$990,367		$1,002,448		$816,420		$424,622		$451,801

Ratio of Earnings to combined fixed charges and preferred stock dividend requirements	3.20	x	3.94	x	4.83	x	3.86	x	2.85	x

For purposes of computing the ratio of earnings to combined fixed charges and preferred stock dividend requirements, “earnings” consists of income before cumulative effect of a change in accounting principle plus fixed charges, minority interest, income taxes and distributed income of equity method investees, less capitalized interest and undistributed income for equity investees. “Fixed charges” consists of interest expensed and capitalized, the amortization of debt discounts and issue costs and the representative interest portion of operating leases. “Preferred dividend requirements” consists of the pre-tax preferred dividend requirement.